

September 12, 2013

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:** **OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response dated May 24, 2013**
> **File No. 001-15256**

Dear Mr. Zornig:

We have reviewed your response letter dated May 24, 2013 and your filing and have the following comment. As noted in our letter dated May 9, 2013, we have limited our review to the issue we have addressed in our comment

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Note 1 – General Information

Corporate Reorganization of the Oi Group undertaken in February 2012, page F-17

1.   We have considered your response to comment 1. The company's decision set forth in its letter dated January 25, 2012 to the Commission's Office of the Chief Accountant to include audited financial statements that reflect the carry-over basis of the highest entity in the group prior to the corporate reorganization is consistent with the staff's conclusion that such treatment is required under IFRS as issued by the IASB. The staff's conclusion has not changed since the company's January 25, 2012 letter and, as such, the staff has determined that your financial statements filed in your December 31, 2012 Form 20-F have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS as issued by the

IASB). As previously requested, please amend your December 31, 2012 Form 20-F to include audited financial statements that reflect the carry-over basis of the highest level entity in the group prior to the corporate reorganization, consistent with the company's decision set forth in its letter dated January 25, 2012 to the Commission's Office of the Chief Accountant. If you are unable to revise your financial statements as described in the previous sentence, you should recharacterize your financial statements as a comprehensive basis of accounting other than IFRS as issued by the IASB and reconcile those financial statements to US GAAP. Refer to Item 18 of Form 20-F.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director